APPRAISAL OF
                   A TAX-EXEMPT LIMITED PARTNERSHIP INTEREST
                                      AND
                    A TAXABLE LIMITED PARTNERSHIP INTEREST
                                      IN
                    BALCOR/COLONIAL STORAGE INCOME FUND-85
                                  (BCSIF-85)
                               SKOKIE, ILLINOIS
                            AS OF DECEMBER 31, 1995

March 20, 1996


The Balcor Company
The Balcor Company
Bannockburn Lake Office Plaza
2355 Waukegan Road, Suite A200
Bannockburn, IL 60015


             Attn:  Mr. John K. Powell, Jr. - First Vice President

Gentlemen:

In accordance with your request, we are pleased to submit our opinion of the Fair Market Value of a Tax-Exempt Limited Partnership Interest and a Taxable Limited Partnership Interest in:

                    Balcor/Colonial Storage Income Fund-85
                      ("BCSIF-85" and "The Partnership")
                       (An Illinois Limited Partnership)

as of December 31, 1995.

The term "Fair Market Value" is defined as follows:

     The amount, in dollars, which a Limited Partnership Interest in Balcor/ Colonial Storage Income Fund - 85 is worth to an investor who purchases the Interest with the intention of holding it to maturity, who fully understands the complexities of the investment, and has an interest in the potential interest income and capital appreciation of the Limited Partnership Interest. The valuation does not represent the amount that might be received by a holder of a Limited Partnership Interest should he/she decide to liquidate the Interest prior to the maturity of the Partnership.

Based on our analyses and conclusions set forth in this report, the estimate of the Fair Market Value of a Limited Partnership Interest in
Balcor/Colonial Storage Income Fund-85, as of December 31, 1995, was:

     1.   Tax-Exempt and Taxable Limited
          Partnership Interests                             $289.00
                                                            -------

For the year ended December 31, 1995, the value of a Limited Partnership Interest decreased $14.00 from the year ended December 31, 1994 value of $303.00, mainly due to setting the termination of the Partnership to the end of the year 2000. Also certain risk rates were reduced. The reduction of $3.00 per Limited Partnership Interest from the preliminary estimate of $292.00 per Limited Partnership Interest for the year ended December 31, 1995, was the result of an accrual to distribute $545,167 to the General Partners for the period April to December 1995. Future projections reflect the General Partners not receiving NCR distributions.

On February 2, 1996, a preliminary estimate of the Fair Market Value of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-85, as of December 31, 1995, was provided to the General Partners. Year-end Balance Sheet financial data was not available, consequently September 30, 1995 Working Capital numbers were used in the valuation. The preliminary conclusion of the value of a Limited Partnership Interest was $292.00, which was a decrease of $11.00 per Limited Partnership Interest from the December 31, 1994 value of $303.00. Much of this decrease was caused by setting the termination date of the Partnership to the year ended December 31, 2000.

For the year ended December 31, 1994, the value of a Limited Partnership Interest increased $40.00 as a result of substantial increases in rental rates and cash flow projections. Earnings increased 18% in 1994 although actual cash flow was somewhat less due to capital expenditures. The discount rate used to present future cash flows was increased 0.50% to reflect the general increase in medium to long term interest rates.

For the year ended December 31, 1993, the value of a Limited Partnership Interest did not materially change. Two properties were sold with seller financing during the year.

On March 3, 1994, a $215,000 Note, previously taken by the Partnership as partial payment on the sale of a mini-warehouse facility in Albuquerque, NM, was paid in full.

On September 25, 1989 the Partnership closed on the sale of the property at 661 West San Mateo Road, Santa Fe, NM, at a sales price of $660,000. The Seller took back a First Mortgage of $355,000 and received net cash proceeds of $257,062. On January 12, 1990, the property at 1311 Clark Road, Santa Fe, NM was sold for $1,050,000. The Partnership received $180,000 in cash and took back a First Mortgage of $870,000.

On July 16, 1993, the Partnership sold two properties located in Albuquerque, NM for $750,000 and $415,000. The price consisted of cash payments to the Partnership of $250,000 and $200,000 and first mortgage notes of $530,000 and $215,000 respectively.

A balance sheet adjustment has commenced with the allocation of an estimated portion of future cash flow to be accrued for certain costs to be incurred relating to the dissolution and termination of the Partnership. These anticipated costs are comprised of legal fees, accounting fees, management fees and other administrative costs. The General Partner, for the year ended December 31, 1995, has accrued an amount equal to the present value of expected fund charges. For the year ended December 31, 1995, the present value of the reserve amount is $3,049,404.

In the valuation of BCSIF-85 for the year ended December 31, 1985, all components of income and expenses which had tax consequences from an investment in the Partnership were adjusted for an estimated 40% tax rate. Because of the many permutations and combinations of tax benefits available and/or not available to the taxable investor under the new tax legislation, and the confusion surrounding the new tax legislation, it has been decided to delete any tax benefits from the calculation of the value per interest. The Partnership will provide the tax benefit data to the taxable investor in order for the owner of the Partnership Interest to apply it to his or her individual tax structure.

A copy of this report is retained in our files, together with the information from which the report was compiled.

Respectfully submitted,

/s/Raymond Ghelardi                          /s/Clement H. Darby

Valuation Counselors Group, Inc.             Darby & Associates
Raymond Ghelardi                             Clement H. Darby
Managing Director                            President

cc:  Mr. Martin Dempski
     Ms. Mary J. Mojica
     Ms. Jayne Kosik
     Ms. Jane Cody

                               TABLE OF CONTENTS



Statement of Facts and Limiting Conditions

Introduction

Allocation of Profits and Losses

Payments to the Limited Partners and General Partners

Description of the Assets

Valuation of a Limited Partnership Interest

Valuation of the Equity Cash Flows

Valuation of the Offering Expenses

Conclusion of Value


Schedule

   A      Balance Sheet

   B      Amortization of Offering Expenses

   C      Summary of Fair Market Calculation

                  STATEMENT OF FACTS AND LIMITING CONDITIONS

Valuation Counselors Group, Inc./Darby & Associates Joint Venture strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion or conclusion. In order to assist the reader in interpreting this report, such assumptions are set forth as follows:

Valuation Counselors Group, Inc./Darby & Associates Joint Venture reserves the right to make adjustments to the analysis, opinion and conclusions set forth in the report as deemed necessary by consideration of additional or more reliable data that subsequently may become available.

No opinion is rendered as to legal fee, property title or mortgage notes related to the appraised assets, which are assumed to be good and marketable.

It is assumed that no opinion is intended in matters that require legal, engineering or other professional advice which has been or will be obtained from professional sources; the valuation report will not be used for guidance in professional matters exclusive of the appraisal and valuation discipline.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of the Appraiser's knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

All financial data, operating histories and other data relating to income and expenses attributed to the assets and the Partnerships have been provided by Management or its representatives and have been accepted without further verification except as specifically stated in the report.

It should be specifically noted that the valuation assumes the appraised assets will be competently managed and maintained by financially sound owners over the expected period of ownership except where noted, specifically in assets during the period of foreclosure where Balcor may not have control. This appraisal engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser or Valuation Counselors Group, Inc./Darby & Associates Joint Venture shall be disseminated to the public through public relations media, news media, sales media, prospectus or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc./Darby & Associates Joint Venture. The date of the valuation to which the value estimate conclusion applies is set forth in the report.

The preponderance of working paper support for this valuation is maintained in the offices of management, Balcor Mortgage Advisors.

Neither the fees nor any of the terms and conditions of the appraisal assignments given to Valuation Counselors Group, Inc./Darby & Associates Joint Venture by Balcor Mortgage Advisors are contingent upon the values reported.

No independent investigation of the fair market value of the underlying real estate assets has been made by Valuation Counselors Group, Inc./Darby & Associates Joint Venture. We have reviewed the real estate appraisals for reasonableness, but have assumed the real estate appraisals obtained by Balcor Mortgage Advisors are independent and accurate.

In the event that this appraisal is used as basis to set a market price for a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-85, no responsibility is assumed for the seller's inability to obtain a purchaser at the value reported herein.

The reader of this valuation report should be fully conversant with the terms and conditions of Balcor/Colonial Storage Income Fund-85 Limited Partnership as set forth in the Prospectus, other related documents, and the prior appraisals of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-85.

We have discussed the current status and condition of the Real Estate Owned with the management of Balcor Mortgage Advisors and have accepted their comments as being factual.

                                 INTRODUCTION

Balcor/Colonial Storage Income Fund-85 (the "Partnership" and "BCSIF-85") is a limited partnership formed in September, 1983 pursuant to the Illinois Limited Partnership Act and organized during January, 1985. The Partnership Agreement provides for Balcor Storage Partners-85 (a general partnership) and Colonial Storage 85, Inc. to be the General Partners and for the admission of additional Limited Partners through the sale of up to 320,000 Limited Partnership Interests (Interests) at $250 per Interest.

The Partnership is intended to serve as an investment vehicle for qualified profit-sharing, pension and other retirement trusts; bank commingled trust funds for such trusts; HR-10 (Keogh) Plans and Individual Retirement Accounts
(IRAs); government pension and retirement trusts; and other entities intended to be exempt from Federal income taxation such as certain religious, charitable, scientific literary and educational corporations, funds and foundations ("Tax-exempt Investors" or "Tax-exempt Limited Partners"). The Partnership is also intended to serve as an investment vehicle for taxable individuals and entities ("Taxable Investors" or "Taxable Limited Partners").

The Partnership commenced the offering of Interests to the Public on June 11, 1985 and sold $69,229,500 in Limited Partnership Interests through March 31, 1986 upon the sale of 276,918 Interests.

The principal purpose of the Partnership is to acquire, own, maintain, operate, lease and hold for capital appreciation and current income, existing mini-warehouse facilities offering storage space for business and personal use. The Partnership owns a total of 69 mini-warehouses, as of December 31, 1995, having acquired 68 and 1 mini-warehouse facilities from affiliates of a General Partner on September 30, 1985 and October 17, 1985, respectively. Additionally, the Partnership acquired from non-affiliated entities 3 mini-warehouse facilities on April 30, 1986 and 1 on December 31, 1986. One was sold on September 25, 1989 for $660,000 and an additional one on January 12, 1990 for $1,050,000. In the year ended December 31, 1993, the Partnership sold two mini-warehouse facilities in Albuquerque, NM, for $780,000 and $415,000. As of September 30, 1995, the total Mortgage Notes Receivable on those sales was $1,656,722.

All of the properties which the Partnership acquired were mini-warehouse facilities purchased from sellers who are affiliates of Colonial with the four exceptions listed above. The purchase price and terms of the acquisitions were negotiated at arm's-length between affiliates of Balcor and the sellers prior to the affiliation of Balcor and Colonial as General Partners of the Partnership, consistent with the General Partners' fiduciary duty to the Limited Partners. The purchase price for each mini-warehouse facility was derived by applying a capitalization formula to the net operating revenue of each property during calendar year 1984. In determining the capitalization formulas, the parties considered values of mini-warehouse facilities owned by competitors, the locations of the mini- warehouse facilities and the prospects for long-range appreciation, among other factors.

The Partnership also received independent appraisals for each property it purchased and the purchase price of each such property did not exceed its appraised value. It should be noted that appraisals are estimates of value and should not be relied upon as measures of true worth or realizable value.

                       ALLOCATIONS OF PROFITS AND LOSSES

For Federal income tax purposes each item of the Partnership's profits and losses for the period prior to June 1, 1985 will be allocated 99% to the General Partners and 1% to the substitute initial Limited Partner. Thereafter, except for profits and losses arising from the sale or other disposition of Partnership properties, each item of the Partnership's profits and losses will be allocated 1% to the General Partners and 99% among the Limited Partners. When a property is sold or otherwise disposed of, the General Partners will be allocated profits equal to the greater of (i) 1% of total profits, or (ii) the amounts of Net Cash Proceeds distributable to the General Partners on account of such sale (in excess of subordinated Net Cash Receipts), and the balance of profits will be allocated to the Limited Partners. Any losses from the sale of a property will be allocated 1% to the General Partners and 99% among the Limited Partners. Each item of income and loss from operations allocated to the General Partners will be allocated 50% to Balcor and 50% to Colonial. Each item of gain and loss from sales of properties allocated to the General Partners shall be allocated 55% to Balcor and 45% to Colonial. Any ordinary income arising from recapture as a result of the sale or other disposition of Partnership property, as provided for in sections 467, 751, 1245 or 1250 of the Internal Revenue Code, shall be allocated to the Partners to whom or to whose predecessors in interest the deduction or other benefit to which said recapture is attributable was allocated. A General Partner may assign a portion of its interest in the profits, losses and cash distributions from the Partnership to a partnership for the benefit of certain employees of such General Partner and its affiliates. The portion of each item of income, gain, loss, deduction or credit allocated to the holders of Interests may be apportioned among them in the ratio which the number of Interests owned by each of them bears to the total number of Interests outstanding on a daily basis or, in the alternative, the Partnership's accounting period may be separated into monthly segments and the apportionment made ratably among the holders of Interests during such segments. Thus it is possible that some holders of Interests may be allocated greater profits than others or that profits may be allocated to some holders of Interests while losses may be allocated to others, depending on the portion of the year in which such persons were holders of Interests. The allocation of each item of income, gain, loss, deduction or credit to any Interests which may have been transferred during any accounting period will be accomplished in a similar manner.

             PAYMENTS TO THE LIMITED PARTNERS AND GENERAL PARTNERS

Net cash receipts available for distribution from operations shall be distributed 92% to the Limited Partners and 8% to the General Partners, 7% as a partnership incentive management fee and 1% as their distributable share from operations. Distributions from operations to the General Partners are subordinated to receipt by the Limited Partners of 8% of adjusted original capital during the first 12 month period following the termination of the offering of interests, 9% during the second twelve month period following the termination of the offering of interests, and 10% during each twelve month period thereafter. For the period April to December 1995 the General Partners received $545,167, paid in February 1996. It is not expected that the General Partners will receive future NCR distributions.

Net cash proceeds from sales or refinancings shall be distributed first to the Limited Partners until they have received any deficiencies in the aforementioned minimum cash distributions from operations. Distributions to the Limited Partners shall then be made in an amount equal to total original capital plus any deficiency in a cumulative distribution of 12% of adjusted original capital for the period commencing approximately one year following the termination of the Offering. If the receipt of any portion of the property management fee or the General Partners' 8% share of net cash receipts from operations has been deferred as a result of subordination, then available net cash proceeds shall be distributed to the extent of such deferred amounts. Thereafter, remaining net cash proceeds shall be distributed 85% to the Limited Partners and 15% to the General Partners. The same comments pertaining to General Partner distributions in the first paragraph pertain to this paragraph.

The Net Cash Receipts and Net Cash Proceeds available for distribution are determined by the General Partners after they create any reserves or make expenditures reasonably necessary or appropriate for the operation of the Partnership. There is no assurance that the Partnership will generate Net Cash Receipts or Net Cash Proceeds, or that, if generated, they will be available for distribution.

All Partnership distributions are made quarterly to the persons recognized as the holders of Interests as of the last day of the immediately preceding calendar quarter. Distributions commenced early in 1986.

Investors received offering period payments on their Interests from the approximate time of investment until the earlier of September 30, 1985 or the termination of the public offering.

Offering Period Interest Payments to Limited Partners

As set forth in the Partnership Agreement, the Partnership paid to the purchasers of Interests an amount equivalent to interest at the initial rate of 7.5% per annum (subject to adjustment for fluctuations in short-term money market rates) on the total purchase price of an Interest. The amounts paid under this provision were approximately $440,000 at September 30, 1985, and ceased to accumulate at that time.

Liquidity and Capital Resources

Pursuant to the Partnership Agreement, the General Partners are entitled to 8% of Net Cash Receipts available for distribution, subject to subordination in the periods following the termination of the offering.

In February, 1988, the Partnership paid $1,212,891 to the Limited Partners, representing the quarterly distribution for the fourth quarter of 1987. This amount represented a reduction of the Special Distribution of nine percent.
The General Partners believe that reduction was necessary in order to maintain an adequate cash position. Distributions were further reduced to $1,038,443 for the quarter ended December 31, 1988 and further reduced in 1989. As stated in the partnership agreement, any deficiency in the Special Distribution is payable from Distributed Net Cash Proceeds. The Partnership expects to make cash distributions from the cash flow generated by property operations. The level of distributions will be dependent on future property operations.

As stated in the Partnership Agreement, any deficiency in the Special Distribution is payable from distributed Net Cash Proceeds. The General Partners believe the cash flow generated from property operations should enable the Partnership to continue making quarterly distributions to Limited Partners. However, the level of future cash distributions to Limited Partners will be dependent upon the amount of cash flow generated by the Partnership's properties, as to which there can be no assurance. The General Partners intend to retain on behalf of the Partnership cash reserves deemed adequate to meet working capital requirements as they may arise.

            Distributions to the Limited Partnership

     Average Number                     Annual
Year       of Interests     Amount        Rate     Amount Paid
- -----------------------     ------      ------     -----------
1985        276,835          $5.00       2.00%      $1,384,590
1986        276,835         $20.00       8.00%      $5,538,360
1987        276,918         $18.14       7.26%      $5,023,293
1988        276,918         $16.26       6.50%      $4,502,666
1989        276,918         $15.00       6.00%      $4,153,770
1990        276,918         $16.60       6.64%      $4,596,836
1991        276,918         $16.76       6.70%      $4,641,144
1992        276,918         $17.16       6.86%      $4,715,924
1993        276,918         $19.31       7.72%      $5,347,287
1994        276,918         $19.14       7.66%      $5,300,211
1995        276,918         $25.00       9.06%      $6,922,950

                           DESCRIPTION OF THE ASSETS

The Partnership purchased the following mini-warehouse properties from affiliates of Colonial Storage 85, Inc., a general partner, in September and October, 1985:

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------                -------   -------------       --------
3233 East Highway 80       1.3          22,450             156
Odessa, Texas

2306 N. Collins Blvd.      1.7          26,098             248
Arlington, Texas

3107 South Lake Drive      1.1          19,230             155
Texarkana, Texas


6715 Wolflin Road          1.6          21,080             218
Amarillo, Texas

7800 North Broadway        2.4          35,880             264
Oklahoma City, Oklahoma

1604 Camp Lane             1.9          32,942             301
Albany, Georgia

1005 W. Cotton             2.2          24,002             210
Longview, Texas

6046 Financial Drive       2.2          34,708             285
Norcross, Georgia

1320 Norwood Drive         1.8          29,220             254
Bedford, Texas

5311 Apex Highway          3.0          23,000             252
Durham, North Carolina

218 Eisenhower Drive       1.5          21,716             206
Savannah, Georgia

132 Slaton Highway         1.9          16,840             114
Lubbock, Texas

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------                -------   -------------       --------
2960 South Cobb Drive      1.8          28,892             255
Smyrna, Georgia

3513 Highway 45 North      2.0          24,980             191
Meridian, Mississippi

3194 S. Campbell Avenue    1.7          25,360             242
Springfield, Missouri

5115 San Mateo N.E.        2.0          36,160             216
Albuquerque, New Mexico                         (SOLD 7/16/93)

1440 North Hairston Road   2.3          30,117             270
Stone Mountain, Georgia

3472 Hillsboro Road        1.9          31,600             315
Durham, North Carolina

4615 West Beryl Road       1.7          28,750             295
Raleigh, North Carolina

2826 S. Clack Street       2.4          32,038             273
Abilene, Texas

1301 S. Stemmons           1.2          21,900             162
Lewisville, Texas

2316 Highway 19 North      2.3          27,880             216
Meridian, Mississippi

3016 South Cooper          1.5          24,912             193
Arlington, Texas

2215 W. Southwest Loop 223 2.5          28,301             241
Tyler, Texas

2000 Country Club Drive    2.0          35,379             237
Carrollton, Texas

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------               -------   -------------        --------
2331 S. Collins Blvd.      2.0          31,396             273
Arlington, Texas

2990 Pio Nono Avenue       1.7          26,998             220
Macon, Georgia

5513 East Lancaster        1.3          22,104             210
Fort Worth, Texas

5121 North Street          2.0          17,483             146
Nacogdoches, Texas

4917 California Pkwy., SE  1.7          27,132             247
Forth Worth, Texas

2636 Baylor Drive, SE      1.3          18,900             143
Albuquerque, New Mexico                         (SOLD 7/16/93)

1881 Gordon Highway        1.6          22,464             230
Augusta, Georgia

3208 E Park Row            2.1          35,505             341
Arlington, Texas

5502 Chapel Hill Blvd.     1.7          26,800             260
Chapel Hill, North Carolina

3654 West Pioneer Pkwy.    2.3          34,176             245
Arlington, Texas

1311 Northwest Loop 281    2.0          24,940             200
Longview, Texas

3125 Cherry Street North   1.3          21,500             259
Winston-Salem, North Carolina

1010 Holiday Hill          2.6          42,578             357
  Drive North
Midland, Texas

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------               -------   -------------        --------
1311 Clark Road            2.0          30,490             294
Santa Fe, New Mexico                            (SOLD 1/12/90)

95 Green Street            1.2          19,940             192
Warner-Robins, Georgia

2115 Silas Creek Pkwy.     1.7          25,350             299
Winston-Salem, North Carolina

3120 Knickerbocker Road    1.8          19,425             146
San Angelo, Texas

2302 Parkview Drive        1.1          19,575             180
San Angelo, Texas

8457 Roswell Road          3.9          60,240             447
Dunwoody, Georgia

5717 Will Ruth Avenue      2.0          33,056             260
El Paso, Texas

1513 Denman Street         1.5          14,362             120
Lufkin, Texas

9303 Abercorn Extension    3.0          34,080             278
Savannah, Georgia

1850 N. Clack Street       1.2          17,280              99
Abilene, Texas

7012 Glenwood              1.5          25,200             196
Raleigh, North Carolina

3730 West Wendover Ave.    1.7          30,600             289
Greensboro, North Carolina

2305 E. Lohman Avenue      1.3          17,380             177
Las Cruces, New Mexico

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------               -------   -------------        --------
661 W. San Mateo Road      1.3          22,260             148
Santa Fe, New Mexico                            (SOLD 9/25/89)

4000 I-40 East             1.6          21,860             218
Amarillo, Texas

4701 Osborne Drive         1.3          18,900             183
El Paso, Texas

3229 Highway 80            2.1          31,120             206
Mesquite, Texas

1510 West 7th Street       1.0          13,640             124
Clovis, New Mexico

914 N.E. 8th Street        1.8          27,940             206
Grand Prairie, Texas

7469 Tara Boulevard        1.8          29,082             221
Jonesboro, Georgia

871 N. Forest              2.5          23,379             200
Amarillo, Texas

5808 Highway 271 South     1.1          14,680             123
Fort Smith, Arkansas

5604 Tinker Diagonal       1.6          27,901             278
Midwest City, Oklahoma

3751 Longmire Way          2.1          29,780             300
Doraville, Georgia

818 S. Clack Street        1.5          16,340             165
Abilene, Texas

8400 Canyon Drive          2.2          17,570             157
Amarillo, Texas

                          Land             Net          No. of
                          Area   Rentable Area        Rentable
Location               (Acres)   (Square Feet)          Spaces
- --------               -------   -------------        --------
3121 Washington Road       1.4          28,138             255
Augusta, Georgia

4011 Midland Blvd.         1.9          26,580             174
Fort Smith, Arkansas

4141 Snapfinger Woods Drive2.7          36,580             336
Decatur, Georgia

1808 Hampton Road          2.8          28,621             247
Texarkana, Texas

4155 Milgen Road           1.5          24,624             215
Columbus, Georgia


The following were purchased for non-affiliated third parties.


426 S. College Drive       2.3          28,131             290
Wilmington, North Carolina

1412 Poinsett Highway      1.6          19,300             200
Greenville, South Carolina

2815 White Horse Road      2.6          31,500             309
Greenville, South Carolina

1515 Zion Road             5.0          64,539             666
Morrow, Georgia

                  VALUATION OF A LIMITED PARTNERSHIP INTEREST

The valuation methodology used in estimating the Fair Market Value of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-85 is based upon substituting the estimated present value of the Equity Cash Flows in place of the Investment in Real Estate at Cost, Land, Buildings and Improvements. In addition, the unamortized portions of the Offering Expenses and Loan Fees were added to the Assets. As of December 31, 1994, the Offering Expenses and Loan Fees were fully amortized. For financial reporting purposes, initially the total Offering Expenses and Loan Fees were deducted from the proceeds of the Limited Partnership Interests. Current Assets and Current Liabilities remained as stated and subsequently are called "Net Current Assets." Commencing with the year December 31, 1993, an amount equal to the present value of the Fund Administration Costs has been deducted from the cash flow in anticipation of the dissolution and termination of the Partnership.

Cash and the present value of the Equity Cash Flows initially were segregated into the interests of the Tax-exempt Limited Partnership Interests, Taxable Limited Partnership Interests and General Partner Interest Shares in accordance with the terms of the Limited Partnership Agreement and the proportionate share of the Partnership Interests. Credits are no longer calculated for the Taxable Limited Partnership Interests for the current tax effect and the present value of the future tax effect of the tax benefits which accrue to them in accordance with the Agreement; consequently, the values of the Taxable and the Tax-exempt Limited Partnership Interest Shares are the same.

                                  SCHEDULE A


                   BALCOR/COLONIAL STORAGE INCOME FUND - 85
                       (AN ILLINOIS LIMITED PARTNERSHIP)
                                 BALANCE SHEET
                               DECEMBER 31, 1995
                                   (AUDITED)


Assets
- ------
    Cash and cash equivalents                     $3,643,915
    Net Accounts Receivable                          148,300
    Mortgage Note Receivable                       1,649,953
    Other                                            120,545
                                                 -----------
                                                   5,562,713
                                                 -----------
    Mini-warehouse facilities, at cost
         Land                                     14,193,743
         Buildings                                47,445,774
         Furniture, fixtures and equipment         1,060,425
                                                 -----------
                                                  62,699,942
         Less accumulated depreciation            19,271,250
              Mini-warehouse facilities, net of  -----------
                accumulated depreciation          43,428,692
                                                 -----------
                                                 $48,991,405
                                                 ===========
Liabilities and Partners' Capital
- ---------------------------------
    Accrued Real Estate Taxes                       $372,527
    Accounts payable                                   1,503
    Due to affiliates                                746,459
    Other accrued liabilities                         81,290
    Security deposits                                 54,741
    Deferred income                                  296,468
                                                 -----------
         Total liabilities                         1,552,988

    Partners' capital (276,918 Limited Partnership
      Interests issued and outstanding)           47,438,417
                                                 -----------
                                                 $48,991,405
                                                 ===========

                      VALUATION OF THE EQUITY CASH FLOWS

As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based on a ten-year moving period. This change resulted in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the present values of the Operating Cash Flows and the Sales Proceeds. The General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 8% of the Operating Cash Flows, and the remaining 92% is allocated to the Tax-exempt and Taxable Limited Partnership Interests on the basis of 58.13% to the Taxable Limited Partnership Interests and 41.73% to the Tax-exempt Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                    Taxable &          General
                   Tax Exempt          Partner          Total
                    ----------         -------          ------
Operating Cash
  Flows           $28,328,486       $        0     $28,328,486

Sales Proceeds     50,930,081                0      50,930,081
                   -----------      ----------     ------------
Total             $79,258,567       $        0     $79,258,567

                      VALUATION OF THE OFFERING EXPENSES

The valuation methodology of the Partnership Interests includes the capitalization of the Offering Expenses and their amortization over the life of the equity assets and debt assets. As of December 31, 1994, the Offering Expenses were fully amortized.

                                  SCHEDULE B

                                       AMORTIZATION OF OFFERING EXPENSES
Total Offering Expenses    7,588,796
                                                     EQUITY          ASSET
QUARTER ENDING      TERM #         ADJUSTMENTS    (S/L 10 YRS)     REMAINING
- ----------------------------       -------------------------------------------
     31-Dec-85           0                             189,720     7,399,076
     31-Mar-86           1              33,379         206,457     7,225,998
     30-Jun-86           2                             206,457     7,019,541
     30-Sep-86           3                             206,457     6,813,084
     31-Dec-86           4                             206,457     6,606,627
     31-Mar-87           5                             206,457     6,400,170
     30-Jun-87           6                             206,457     6,193,713
     30-Sep-87           7                             206,457     5,987,255
     31-Dec-87           8                             206,457     5,780,798
     31-Mar-88           9                             206,457     5,574,341
     30-Jun-88           10                            206,457     5,367,884
     30-Sep-88           11                            206,457     5,161,427
     31-Dec-88           12                            206,457     4,954,970
     31-Mar-89           13                            206,457     4,748,513
     30-Jun-89           14                            206,457     4,542,056
     30-Sep-89           15                            206,457     4,335,599
     31-Dec-89           16                            206,457     4,129,142
     31-Mar-90           17                            206,457     3,922,685
     30-Jun-90           18                            206,457     3,716,228
     30-Sep-90           19                            206,457     3,509,770
     31-Dec-90           20                            206,457     3,303,313
     31-Mar-91           21                            206,457     3,096,856
     30-Jun-91           22                            206,457     2,890,399
     30-Sep-91           23                            206,457     2,683,942
     31-Dec-91           24                            206,457     2,477,485
     31-Mar-92           25                            206,457     2,271,028
     30-Jun-92           26                            206,457     2,064,571
     30-Sep-92           27                            206,457     1,858,114
     31-Dec-92           28                            206,457     1,651,657
     31-Mar-93           29                            206,457     1,445,200
     30-Jun-93           30                            206,457     1,238,743
     30-Sep-93           31                            206,457     1,032,285
     31-Dec-93           32                            206,457       825,828
     31-Mar-94           33                            206,457       619,371
     30-Jun-94           34                            206,457       412,914
     30-Sep-94           35                            206,457       206,457
     31-Dec-94           36                            206,457             0

                              CONCLUSION OF VALUE

Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.

                                  SCHEDULE C

                      SUMMARY OF FAIR MARKET CALCULATION
                               DECEMBER 31, 1995

                       Taxable &       General
                      Tax-Exempt       Partner         Total
                      ----------       -------         ------
Cash:
  Working Capital    $2,826,198              0    $2,826,198
  General Partner
    Distribution(1)    (545,167)             0      (545,167)
  Fund Admin Expenses(3,049,404)             0    (3,049,404)
                     -----------    ----------    -----------
                      $(768,373)    $        0     $(768,373)
                     -----------    ----------    -----------
Present Value of Equity
  Cash Flows:
   Operating Cash
    Flows (1)        28,328,486              0    28,328,486
   Sales Proceeds    50,930,081              0    50,930,081
                    ------------    ----------   ------------
                    $79,258,567     $        0   $79,258,567
                    ------------    ----------   ------------
Present Value of Loan
  Cash Flows:
   Operating Cash
    Flows (2)           357,289              0       357,289
   Principal
    Proceeds (2)      1,295,915              0     1,295,915
                    ------------    ----------    -----------
                     $1,653,204     $        0    $1,653,204
                    ------------    ----------    -----------

Offering Expenses             0                            0

Total Value of
 Assets             $80,143,398
                    ------------
Number of Interests     276,918
                    ------------
Value Per Interest      $289.41
                    ------------
            Rounded     $289.00
                    ------------
Adjusted Original
 Capital                $250.00
                    ------------

    (1)In February, 1996 the General Partners received $545,167 in distributions for the period April to December 1995. Future projections reflect the General Partners not receiving NCR distributions.

    (2)Reflects Notes taken back on sales of storage units.